Richard A. Navarre
Chief Financial Officer and Executive
Vice President Corporate Development
May 17, 2007
Ms. Jill Davis
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	SEC Comment Letter Dated May 3, 2007 Peabody Energy Corporation Form 10-K For the Year Ended December 31, 2006 Filed February 28, 2007 File No. 001-16463
Dear Ms. Davis:
          In response to staff comments, we offer the following:
Item 1. Business, page 2
Coalbed Methane and Oil and Gas Properties, page 17
1.	We note that you operated 62 coalbed methane and conventional gas and oil wells with net production of approximately 1.7 million cubic feet per day. Please tell us your accounting policy for your oil and gas activities and provide all applicable disclosures required by SFAS 69 if these activities are material to your financial statements.
Response
The oil and gas activities noted above are not material to Peabody’s financial statements. The following financial measures related to Peabody’s oil and gas activities were considered in reaching this conclusion ($ in thousands):

	Peabody	Oil and Gas Operations
	2006	2006	2005	2004
Total assets	$9,514,056	14,597	$15,814	$14,359
Total revenues	5,256,315	4,232	6,923	5,603
Operating profit (loss)	663,082	(2,078)	(359)	(2)
Based on the above, we do not believe the detail disclosures related to SFAS 69 are warranted.

Ms. Jill Davis
Securities and Exchange Commission
May 17, 20007

2.	We note your disclosure that beginning on January 1, 2008, new minimum funding standards will be required by the Pension Protection Act of 2006. Please tell us and disclose the funding requirements of this Act and indicate your current funded status as well as your intended timeframe to comply with such requirements.
Response
Peabody’s current disclosure references the Pension Protection Act of 2006 in two places in the 2006 Form 10-K: (i) p. 18 under Pension-Related Provisions and (ii) p. F-36 under the Pension and Savings Plan footnote. In both instances, the reference discussed current minimum funding requirements under the Employee Retirement Income Security Act of 1974 which will change beginning January 1, 2008 under the new Pension Protection Act of 2006. Moreover, we provide our unfunded liability status amounts in the footnote disclosure, and the reader can determine our funded status (85%) from such disclosure. The new funding rules do not impact our 2007 funding amounts ($6.9 million in 2007), and the required 2007 funding amount is disclosed as required in footnote 15 on p. F-40.
To provide an expanded discussion of this issue and introduce the near-term impact of funding requirements under the new law, we will provide the following suggested disclosure in future filings when the 2008 funding disclosure is required:
The Pension Protection Act of 2006 (the “Act”), which is effective January 1, 2008, increases the long-term funding targets for single employer pension plans from 90% to 100%. In addition, the Act restricts “at risk” (generally defined as under 80% funded) plans from making lump sum payments and increasing benefits unless they are funded immediately, and also requires that the plan give participants notice regarding the at-risk status of the plan.
As of December 31, 200x, the Company’s pension plans were approximately xx% funded. The Company plans to fund approximately $1 million and $27 million to its qualified pension plans in 2008 and 2009, respectively, based on the plans’ current funded status and projections of obligations, benefits paid and asset growth. These contributions will ensure the Company is in compliance with the provisions of the Pension Protection Act of 2006 beginning January 1, 2008.
Note 1 Summary of Significant Accounting Policies, page F-6
Inventory, page F-8
3.	We note your disclosure that advance stripping costs include those costs necessary to remove overburden above an unmined coal seam as part of the mining process. Please clarify if such activities occur in the pre-production or post-production phase of the mine.

Ms. Jill Davis
Securities and Exchange Commission
May 17, 20007

Response
The disclosure referenced above is part of our Inventory accounting policy disclosure, and is specific to advance stripping costs that were previously accounted for as a separate component of inventory — that is, production. As disclosed in Note 8 (F-21), Inventories, our 2005 balance sheet reflected $245.5 million of “Advance stripping” as a component of the Inventory balance for 2005. As further discussed in Note 8, “Due to an accounting change that was effective on January 1, 2006, advance stripping costs are no longer a separate component of inventory (see Note 1).” Based on these collective disclosures and the staff’s comment, we would propose the following disclosure with respect to future filings:
“Advance stripping costs related to post-production are primarily expensed as incurred”
4.	Please tell us and disclose how you define a mine.
Response
A mine consists of those operating assets necessary to produce coal from surface or underground locations.
5.	Please tell us and disclose your accounting policy for stripping costs when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.
Response
Please be advised that since the January 1, 2006 adoption of EITF 04-6, we have not incurred development cost deferrals (stripping costs) related to “newly created pits that are within close proximity to producing pits.” We do, however, expect to develop new pits in future periods, and would capitalize as development cost the initial box cut (stripping cost) in accordance with our accounting policy as follows:
Mine Development at an Existing Surface Operation
At surface operations, additional pits may be added to increase production capacity in order to meet customer requirements. These expansions may require significant capital to purchase additional equipment, expand the workforce, build or improve existing haul roads, and create the initial box cut to remove overburden. If these pits operate in a separate and distinct area of the mine, the costs associated with uncovering coal (e.g. initial box cuts) for production are capitalized and amortized over the life of the developed pit.
Consistent with this policy, we disclose on p. F-9 (Property, Plant Equipment and Mine Development) that “costs incurred to develop coal mines or to expand the capacity of operating mines are capitalized.”

Ms. Jill Davis
Securities and Exchange Commission
May 17, 20007

Based on the inquiry of the staff concerning “multiple pits within a mining complex that share common infrastructure and processing equipment and a common ore body”, we offer the following discussion with respect to our existing large-scale surface operations:
Powder River Basin — Two of our three operations, the North Antelope Rochelle mine and the Rawhide mine, operate with multiple pits. Each of these operations requires multiple pits to meet extremely high tonnage requirements and to blend coal to meet the various qualities required in our coal supply agreements (e.g. Btu, ash and sulfur). The North Antelope pits are 4-5 miles apart, and the Rawhide pits are approximately 1 mile apart. The North Antelope and Rawhide operations are 75 miles apart, operate under separate leases and mining permits, utilize different employees and equipment, produce different coal quality that is not blended between these operations, ship through different facilities and rail lines, and would not be considered the “same mine.”
Southwest Operations — Our Lee Ranch mine currently operates four pits, and there will typically 3-4 pits are active at this operation at any given time. These pits are approximately 4-6 miles apart, and are utilized to produce and blend coal from 12 geologically separate and distinct coal seams in order to meet customer contract specifications.
Our Kayenta mine has three main pits, and we expect to always have two separate pits open for this mine. These pits are approximately 15 miles apart, and are necessary since the coal leasing requirements for this location require proportionate reserve recovery from both the Navajo Nation controlled reserves and the Hopi Tribe/Navajo Nation jointly controlled reserves. Again, the multi-pit operation accommodates blending of the coal quality to meet customer contract specifications.
Where new pits are routinely developed as part of a contiguous mining sequence, we expense such costs as incurred. The development of a contiguous pit typically reflects the planned progression of an existing pit, thus maintaining production levels from the same mining area utilizing the same employee group and equipment.
The above discussion hopefully provides the staff with some insight concerning the nature of our major surface coal operations, particularly in terms of “proximity,” “ore body” and “infrastructure.”
Property, Plant, Equipment and Mine Development, page F-9
6.	We note your disclosure that “coal reserves” are depleted using the units-of-production method over all estimated proven and probable reserve tons assigned to the mine. Please clarify which costs are being amortized that are associated with your coal reserves. In addition, please modify your disclosure to state if true, that the estimated proven and probable reserves used in your depletion calculations exclude non-recoverable reserves and anticipated processing losses.

Ms. Jill Davis
Securities and Exchange Commission
May 17, 20007

Response
The existing disclosure noted below would appear to address which costs are being amortized (the following disclosure excerpt is from p. F-9):
“Coal reserves are recorded at cost, or at fair value in the case of acquired businesses. As of December 31, 2006 and 2005, the net book value of coal reserves totaled $5.2 billion and $3.7 billion, respectively. These amounts included $2.1 billion and $1.8 billion at December 31, 2006 and 2005, respectively, attributable to properties where the Company was not currently engaged in mining operations or leasing to third parties and, therefore, the coal reserves were not currently being depleted. Included in the book value of coal reserves are mineral rights for leased coal interests including advance royalties and the net book value of these mineral rights was $3.5 billion and $2.1 billion at December 31, 2006 and 2005, respectively.
Depletion of coal reserves and amortization of advance royalties is computed using the units-of-production method utilizing only proven and probable reserves in the depletion base.”
With respect to the request to modify our disclosure, if true, that the estimated proven and probable reserves used in our depletion calculations exclude non-recoverable reserves and anticipated processing losses, please note the following from p. 43 of our 2006 Form 10-K:
“Only reserves expected to be mined economically are included in our reserve estimates. Finally, our reserve estimates include reductions for recoverability factors to estimate a saleable product.”
If the staff believes the disclosure above is also warranted on p. F-9, the Company will modify future filings to replicate the existing p. 43 disclosure.
7.	Please expand your disclosure to address how you account for exploration costs. Specifically address your accounting for costs that are exploratory in nature, associated with existing mines or development stage projects.
Response
Our existing disclosure on F-9 states “Costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to operating costs as incurred.” Since all of our exploration costs are expensed under Peabody policy, there is no additional clarification warranted. Exploration expenditures at existing mines, development projects or to assess other reserve areas would typically relate to drilling costs, coal quality sampling and geologic modeling — all of which are charged to operating costs as incurred.
8.	Please tell us the amount of exploration costs incurred for mine projects that are in either the development or production stage.

Ms. Jill Davis
Securities and Exchange Commission
May 17, 20007

Response
Our 2006 exploration costs were as follows ($ in thousands):

Production mines	$5,087
Development mines	96
Reserve exploration	752
Note 4 Business Combinations, Page F-16
9.	We note that you completed the preliminary purchase accounting allocations related to your acquisition of Excel Coal Limited and assigned $241 million to goodwill. Please tell us and disclose the extent to which you considered value beyond proven and probable reserves in completing your purchase price allocations. In addition, please tell us and disclose how you allocated goodwill to your reporting units and indicate whether you consider an individual operating mine to constitute a reporting unit.
Response
We are currently working with an independent appraisal company to determine the final purchase price allocations for the Excel Coal Limited (“Excel”) acquisition, including the amount ultimately assigned to value beyond proven and probable (“VBPP”) reserves. Our preliminary purchase allocation includes $209.7 million assigned to VBPP reserves. We intend to assign fair value to all tonnage, which includes VBPP reserves, based on income or market appraisal valuations. Once we finalize the valuation related to VBPP reserves, as well as the plant and equipment appraisals, the amount ultimately assigned to goodwill will likely be substantially reduced.
The Excel acquisition reflects the continued development of our Australian operating segment. During 2004, we acquired mining assets in Australia to establish a business presence in Australia to access the growing Asian coal market, and the Excel acquisition was part of our growth strategy concerning the Australian operating segment. Any remaining goodwill resulting from the final Excel purchase allocation is expected to be allocated to our Australian operating segment.
Engineering Comments
Properties, page 41
Coal Reserves, page 41
10.	On page 43 you indicate that you periodically engage independent mining and geological consultants to review estimates of your coal reserves, and that the most recent review was completed in January 2007. You also disclose that the work included a review of your internal estimation procedures, select verification of reserve estimate accuracy, and confirmed your latest disclosed estimate of proven and probable reserves. Please forward a

Ms. Jill Davis
Securities and Exchange Commission
May 17, 20007

copy of this coal reserve review to our engineer for his review. It would be helpful if you placed the information on a CD-ROM with an Adobe PDF format, and provided the name and phone number of a technical person our engineer may call, if he has technical questions about your reserves. In the event you desire return of the supplemental material, please make a written request with the letter of transmittal; it would be helpful to include a pre-addressed shipping label and envelop to facilitate its return. You may refer to Rule 418(b) of Regulation C for further guidance.
Response
A copy of the independent mining and geological consultant’s report was provided by supplemental letter as Appendix A, under separate cover, to Mr. Roger Baer, Mining Engineer. We have requested confidential treatment of the study on the Company’s coal reserves pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information.
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As requested by the staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your consideration of these responses to your comments, and should you need additional clarification or assistance please contact Brent Stottlemyre at 314-342-7557 concerning accounting or disclosure matters, and John Rusnak (VP Geological Services)(314-342-7519) or Marc Silverman (Chief Geologist)(314-342-7652) concerning coal reserves.

Sincerely,
/s/ RICHARD A. NAVARRE
Richard A. Navarre
Chief Financial Officer and Executive Vice President Corporate Development